MBS SOURCE ETRADING INC.

SCHEDULE II
RECONCILIATION BETWEEN THE COMPUTATION OF NET CAPITAL PER
THE BROKER'S UNAUDITED FOCUS REPORT, PART IIA, AND THE
AUDITED COMPUTATION OF NET CAPITAL
December 31, 2015

Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$	426,736
Adjustments made after the Focus report filing		
Increase in prepaid expenses		(1,310)
Increase in accounts payable and accrued expenses		(2,049)
Net capital per audited financial statements	$	423,377